SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Macrocure Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01

 (Title of Class of Securities)

M67872107

 (CUSIP Number)

December 31, 2014

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M67872107	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Pontifax (Cayman) II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes 320,344 Ordinary Shares, in the aggregate, issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No.M67872107	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Pontifax (Israel) II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes 320,344 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No.M67872107	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Pontifax (Israel) II—Individual Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes 320,344 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No.M67872107	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Pontifax Management II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes 320,344 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No.M67872107	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Pontifax Management 2 G.P. (2007) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Includes 320,344 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No.M67872107	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes 320,344 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No.M67872107	13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Tomer Kariv
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,861,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,861,134 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes 320,344 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

Item 1(a).  Name of Issuer:

The name of the issuer is Macrocure Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s executive offices are located at 25 Hasivim Street, Petach Tikva, 4959383, Israel.

Item 2(a).  Name of Persons Filing:

This Statement of Beneficial Ownership on Schedule 13G (this “Statement”), is being filed by each of: (i) Pontifax (Cayman) II, L.P., (ii) Pontifax (Israel) II, L.P., (iii) Pontifax (Israel) II—Individual Investors, L.P., (iv) Pontifax Management II, L.P. and (v) Pontifax Management 2 G.P. (2007) Ltd.  (the foregoing entities collectively, the “Reporting Entities”); (vi) Ran Nussbaum and (vii) Tomer Kariv (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P.  and Pontifax (Israel) II—Individual Investors L.P. directly beneficially own 909,789, 685,279 and 266,066, respectively, of the Ordinary Shares reported in this Statement (which includes, in the case of these respective entities, 156,584, 117,944  and 45,816 Ordinary Shares that are issuable upon exercise of warrants at an exercise price of 0.01 New Israeli Shekels (“NIS”) per share).

Pontifax Management II L.P. is the general partner of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P.

Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.

Mr. Nussbaum is a director of Pontifax Management 2 G.P. (2007) Ltd., and Mr. Kariv is the chief executive officer of Pontifax Management 2 G.P. (2007) Ltd.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

Item 2(c).   Citizenship:

Each of Pontifax Management 2 G.P. (2007) Ltd., Pontifax Management II L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. are organized in Israel.  Pontifax (Cayman) II, L.P. is organized in the Cayman Islands. Each of the Reporting Individuals is a citizen of the State of Israel.

Item 2(d).   Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).   CUSIP Number:

The CUSIP number of the Ordinary Shares is M67872107.

Item 3.       If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

With respect to each of the Reporting Persons:

(a)
Amount beneficially owned: 1,861,134 Ordinary Shares (includes 320,344 Ordinary Shares that are issuable upon exercise of warrants at an exercise price of NIS 0.01 per share, all of which are currently exercisable)

(b)	Percent of class: 11.2%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,861,134
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,861,134

           * The percentage of beneficial ownership reflected in this Statement is based on 16,262,465 Ordinary Shares issued and outstanding as of November 28, 2014 (based on information appearing in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

Item 5.       Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

           The various limited partners of [Pontifax (Israel) II, L.P.], [Pontifax (Cayman) II, L.P.] and [Pontifax (Israel) II—Individual Investors L.P.] have the right to receive dividends from, and proceeds from the sale of, the 1,861,134 Ordinary Shares held by the Reporting Persons.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           Not applicable.

Item 8.       Identification and Classification of Members of the Group.

           Not applicable.

Item 9.       Notice of Dissolution of Group.

           Not applicable.

Item 10.    Certifications.

           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX MANAGEMENT II L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX (CAYMAN) II, L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX (ISRAEL) II, L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX (ISRAEL) II—INDIVIDUAL INVESTORS, L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV